| FORM 3 |

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

        Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of
           1935 or Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person
   Lindsay A. Rosenwald, M.D.
   787 Seventh Avenue, 48th Floor
   New York, NY 10019

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2. Date of Event Requiring Statement (Month/Day/Year)
   06/30/97

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3. IRS or Social Security Number of Reporting Person (Voluntary)

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4. Issuer Name and Ticker or Trading Symbol
   Procept Inc -- PRCT

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5. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

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6. If Amendment, Date of Original (Month/Day/Year)

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7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 TABLE I -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED                                                                           |
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1. Title of Security                       |2. Amount of          |3. Ownership    |4. Nature of Indirect                          |
                                           |   Securities         |   Form:        |   Beneficial Ownership                        |
                                           |   Beneficially       |   Direct(D) or |                                               |
                                           |   Owned              |   Indirect(I)  |                                               |
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
Common Stock, $0.01 par value per share (1)|5,973,334 (2)         |I               |(3)                                            |
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. (Over)

                     (Print or Type Responses) SEC1473(3/91)

* If the Form is filed by more than one Reporting Person, see Instruction
  5(b)(v).

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

FORM 3 (CONTINUED) TABLE II--DERIVATIVE SECURITIES BENEFICIALLY OWNED (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
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1.Title of Derivative   |2.Date Exer-       |3.Title and Amount     |         |4. Conver-|5. Owner-    |6. Nature of Indirect      |
  Security              |  cisable and      |  of Underlying        |         |sion or   |ship         |   Beneficial Ownership    |
                        |  Expiration       |  Securities           |         |exercise  |Form of      |                           |
                        |  Date(Month/      |-----------------------|---------|price of  |Deriv-       |                           |
                        |  Day/Year)        |                       |Amount   |deri-     |ative        |                           |
                        | Date    | Expira- |                       |or       |vative    |Security:    |                           |
                        | Exer-   | tion    |         Title         |Number of|Security  |Direct(D) or |                           |
                        | cisable | Date    |                       |Shares   |          |Indirect(I)  |                           |
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
Class A Warrants        |06/30/97 |06/30/02 |Common Stock           |2,742,696|$0.01(2)  |I            |(3)                        |
                        |         |         |                       |(2)      |          |             |                           |
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Class B Warrants        |06/30/97 |06/30/02 |Common Stock           |7,602,132|$0.5859(2)|I            |(3)                        |
                        |         |         |                       |(2)      |          |             |                           |
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12% Senior Convertible  |06/30/97 |N/A      |Common Stock(1)        |426,666  |$0.46875(2|I            |(3)                        |
Notes                   |         |         |                       |(2)      |)         |             |                           |
===================================================================================================================================|

Explanation of Responses:

(1) Upon the approval by the stockholders of the Issuer of a pending amendment to the Issuer's Certificate of Incorporation authorizing "blank check" preferred stock, the Aries Funds (as defined below) may (i) require the Issuer to designate a Series A Convertible Preferred Stock, (ii) put their Common Stock to the Issuer for Series A Convertible Preferred Stock and
    (iii) elect to convert their Senior Convertible Notes into such Series A Convertible Preferred Stock instead of into Common Stock.

(2) Upon the earliest of (i) the approval by the holders of Common Stock of the Issuer of the transactions contemplated by the Securities Purchase Agreement between the Issuer and the Aries Funds (the "Transactions") that are required by Rule 4460(i) of the National Association of Securities Dealers' Marketplace Rules, (ii) any event which renders such stockholder approval unnecessary or which renders such Rule inapplicable and (iii) September 30, 1997, the Aries Funds shall be entitled to a distribution of additional shares of Common Stock, and the respective exercise and conversion prices of the Class A Warrants, class B Warrants and Senior Convertible Notes shall be adjusted to equal the lesser of $.29 and 50% of various market-based prices.

(3) The  Reporting  Person is the President  and sole  shareholder  of Paramount
    Capital Asset Management, Inc. ("Paramount"). Paramount is the General Partner of the Aries Domestic Fund, L.P. (the "Partnership") and also serves as the Investment Manager to The Aries Trust (the "Trust" and with the Partnership, the "Aries Funds"), a Cayman Islands trust. While, as of June 30 1997, the Reporting Person owns directly no securities of the Issuer, the Aries Funds each owns securities of the Issuer. Dr. Rosenwald disclaims beneficial ownership of the securities held by the Aries Funds, except to the extent of his pecuniary interest therein, if any.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


                                                                         9/10/98
___________________________________                                      -------
Lindsay A. Rosenwald, M.D.
   ** Signature of Reporting Person


Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

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